Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
Randgold Resources will be publishing its annual report to 31 December 2008 by the beginning of April 2009, when it will be available for viewing and downloading from our website at www.randgoldresources.com.
NOTE: If you would like to receive by post a hard copy of the report or a CD containing the report, please e-mail your request to Kathy du Plessis at randgoldresources@dpapr.com with your details. Even if you are happy to download an electronic copy of the report from the company’s website, we would be grateful if you would indicate this by email response — for purposes of future planning.
Many thanks for your reply.
RANDGOLD RESOURCES INVESTOR & MEDIA RELATIONS
Kathy du Plessis
randgoldresources@dpapr.com
Tel/Mobile +44 20 7557 7738
Fax +27 11 728 2547
www.randgoldresources.com